May 26, 2010 Mr. Frank Donaty Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Rule 485(b) Filing to Add Class C Shares to Eaton Vance Emerging Markets Local Income
Fund (“Emerging Markets Fund”), a Series of Eaton Vance Mutual Funds Trust (“Mutual
Funds Trust”) (1933 Act File No. 02-90946) and to Add Class I Shares to the Funds Included
on Appendix A (together with the Emerging Markets Fund, the “Funds”), Series of Eaton
Vance Municipals Trust (“Municipals Trust”) (1933 Act File No. 033-00572) (together with
Mutual Funds Trust, the “Trusts”)

Dear Mr. Donaty:

     This letter is written to request that the post-effective amendments (each, a “PEA”) to be filed by the Trusts on behalf of the Funds be treated as filings under subsection (b) of Rule 485 of the Securities Act of 1933, as amended, even though the addition of a new share class described therein may require the filing to be made under subsection (a) of such Rule.

     The PEAs will be filed to register Class C shares of Emerging Markets Fund and Class I shares of the Funds included on Appendix A. The disclosure to be included in each Fund’s respective prospectus and statement of additional information (each, an “SAI”) relating to the new class of shares will be substantially similar to the class-specific disclosure contained in Eaton Vance fund prospectuses and SAIs reviewed by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in certain post-effective amendments previously filed under Rule 485(a). More specifically, the disclosure will be substantially similar to the Class C and Class I disclosure reviewed by the Staff in connection with the following PEA recently filed under Rule 485(a) for:

Registrant & PEA No.	Filing Date	Accession No.

Eaton Vance Municipals Trust II, PEA No. 35	4/1/10	0000940394-10-000347

     Like Class C shares of other Eaton Vance income funds, Class C shares of the Emerging Markets Fund will be offered at net asset value and subject to a contingent deferred sales charge of 1.00% if the shares are sold within one year of purchase. Class C shares will pay a distribution and service fee of 1.00% annually. The minimum investment for Class C shares is $1,000, subject to certain exceptions disclosed in the prospectus. Like Class I shares of other Eaton Vance municipal funds, Class I shares of the Funds that are series of Municipals Trust included on Appendix A will be offered at net asset value to certain types of investors (including individuals, corporations, endowments, foundations and qualified plans) identified in the prospectuses and will not be subject to sales charges or distribution or service fees. The minimum investment for Class I shares is $250,000, subject to certain exceptions disclosed in the prospectuses. Drafts of the Fund Fees and Expenses tables for each Fund are attached as Appendix A.

     The PEAs will reflect the resolution of any comments relating to Class C and Class I shares received from the Staff on other PEAs filed with respect to Eaton Vance funds, as well as any other relevant comments from the Staff. Except for the disclosure relating to Class C and Class I shares offered, the PEAs will contain no other changes to the Funds that would necessitate Rule 485(a) filings.

     Please let me know as soon as possible whether the filings can be made pursuant to Rule 485(b)(1)(vii). The filings will be made under Rule 485(a) if for any other reason they would be required to be made thereunder. Please call me at (617) 672-8906 if you have any questions on the foregoing.

Very truly yours, /s/ Rebecca C. O’Brien Rebecca C. O’Brien, Esq. Vice President

cc: Valerie Lithotomos (via email)

APPENDIX A

EMERGING MARKETS LOCAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class C

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	1.00%
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment) (1)
Class C

Management Fees	0.65%
Distribution and Service (12b-1) Fees	1.00%
Other Expenses (estimated for Class C)	4.55%
Total Annual Fund Operating Expenses	6.20%
Expense Reimbursement (2)	(4.25)%
Net Annual Fund Operating Expenses (2)	1.95%

(1) Expenses in the table above and the Example below reflect the expenses of the Fund and the Portfolio.

(2) The investment adviser and administrator have agreed to reimburse the Fund’s expenses to the extent that Total
Annual Fund Operating Expenses exceed 1.95% for Class C shares. This expense reimbursement will continue through February 28, 2012. The expense reimbursement relates to ordinary operating expenses only and amounts reimbursed may be subject to recoupment during the current fiscal year to the extent expenses are less than the contractual cap.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Expenses with Redemption

	1 Year	3 Years	5 Years	10 Years

Class C shares	$298	$1,461	$2,693	$5,647

	Expenses without Redemption

	1 Year	3 Years	5 Years	10 Years

Class C shares	$198	$1,461	$2,693	$5,647

ARIZONA MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.38%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.06%
Expenses other than Interest Expense	0.22%
Other Expenses (estimated for Class I)	0.28%
Total Annual Fund Operating Expenses	0.66%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.60% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$67	$211	$368	$822

ARKANSAS MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.31%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.05%
Expenses other than Interest Expense	0.27%
Other Expenses (estimated for Class I)	0.32%
Total Annual Fund Operating Expenses	0.63%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.58% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$64	$202	$351	$786

KENTUCKY MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.29%
Distribution and Service (12b-1) Fees	n/a
Other Expenses (estimated for Class I)	0.29%
Total Annual Fund Operating Expenses	0.58%

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$59	$186	$324	$726

MICHIGAN MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at time of purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.31%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.16%
Expenses other than Interest Expense	0.29%
Other Expenses (estimated for Class I)	0.45%
Total Annual Fund Operating Expenses	0.76%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.60% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$78	$243	$422	$942

MINNESOTA MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.35%
Distribution and Service (12b-1) Fees	n/a
Other Expenses (estimated for Class I)	0.24%
Total Annual Fund Operating Expenses	0.59%

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$60	$189	$329	$738

MISSOURI MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.37%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.04%
Expenses other than Interest Expense	0.23%
Other Expenses (estimated for Class I)	0.27%
Total Annual Fund Operating Expenses	0.64%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.60% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$65	$205	$357	$798

OHIO MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.45%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.08%
Expenses other than Interest Expense	0.15%
Other Expenses (estimated for Class I)	0.23%
Total Annual Fund Operating Expenses	0.68%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.60% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$69	$218	$379	$847

OREGON MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.41%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.12%
Expenses other than Interest Expense	0.21%
Other Expenses (estimated for Class I)	0.33%
Total Annual Fund Operating Expenses	0.74%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.62% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$76	$237	$411	$918

RHODE ISLAND MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.27%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.08%
Expenses other than Interest Expense	0.32%
Other Expenses (estimated for Class I)	0.40%
Total Annual Fund Operating Expenses	0.67%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.59% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$68	$214	$373	$835

TENNESSEE MUNICIPAL INCOME FUND

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Class I

Maximum Sales Charge (Load) (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of net asset	None
value at purchase or redemption)

Annual Fund Operating Expenses (expenses you pay each year as a percentage of the value of your investment)	Class I

Management Fees	0.30%
Distribution and Service (12b-1) Fees	n/a
Interest Expense(1)	0.03%
Expenses other than Interest Expense	0.29%
Other Expenses (estimated for Class I)	0.32%
Total Annual Fund Operating Expenses	0.62%

(1)	Interest Expense relates to the Fund’s liability with respect to floating rate notes held by third parties in conjunction with residual interest bond transactions by the Fund. The Fund also records offsetting interest income in an amount equal to this expense relating to the municipal obligations underlying such transactions and, as a result, net asset value and performance have not been affected by this expense. If Interest Expense was not included, Total Annual Fund Operating Expenses are estimated to be 0.59% for Class I. See “Investment Objectives & Principal Policies and Risks" in the Fund’s prospectus for a description of residual interest bond transactions.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years

Class I shares	$63	$199	$346	$774